Capital Management Investment Trust
140 Broadway
New York, New York  10005
888-626-3863

March 29, 2010

VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:
Capital Management Investment Trust (“Trust”) (File Nos. 33-85242 and 811-08822) on behalf of Capital Management Mid-Cap Fund and Capital Management Small-Cap Fund (each a “Fund” and collectively the “Funds”), each a series of the Trust

Ladies and Gentlemen:

At the request of Ms. Patsy W. Mengiste of the Division of Investment Management of the Commission, this letter is being submitted to the Securities and Exchange Commission as correspondence.  This letter is in response to oral comments received from Ms. Mengiste on March 26, 2010 in connection with the review of Post-Effective Amendment No. 18 to the Trust’s Registration Statement on Form N-1A, filed electronically January 28, 2010.  These comments address the prospectuses for the Funds.  Set forth below is a summary of Ms. Mengiste’s oral comments and the Trust’s responses thereto.

Capital Management Mid-Cap Fund – Cover page of the Prospectus:

1.
Comment:  On the cover page of the prospectus, remove the following sentences: “This prospectus (“Prospectus”) includes information about the Fund that you should know before investing. You should read this prospectus carefully before you invest or send money and keep it for future reference. If you have any questions or wish to reach Shareholder Services, please call 1-888-626-3863.”

Response: The extra sentences have been removed and the cover pages will appear as set forth on Exhibit A to this letter.

Capital Management Mid-Cap Fund – Summary section of the Prospectus:

2.	Comment: In the introduction to the fee table, remove the sentence that reads: “ There is no guarantee that the actual expenses will be the same as those shown in the table.”

Response: The sentence has been removed and the introduction to the fee table will appear as shown on Exhibit A to this letter.

3.	Comment: In the fee table indicate whether the Fund’s 12b-1 fee is for distribution or service fees or both.

Response: The fee table has been revised to indicate that the Fund’s 12b-1 fee is for both distribution and service fees and will appear as shown on Exhibit A to this letter.

4.
Comment:  Divide the current footnote to the fee table into two footnotes; one describing each Fund’s treatment of acquired fund fees and expenses and one describing each Fund’s expense limitation agreement. Additionally, remove any extra disclosure regarding potential renewals of the expense limitation agreement.

Response: The requested changes have been made and the footnotes to the fee table will appear as shown on Exhibit A to this letter.

5.
Comment:  In the introduction to the Expense Example, remove the following language: “(after giving effect to contractual fee waiver and expense reimbursement, which is expected to continue from year to year).”  Additionally, confirm that the expense example only reflects the fee waiver for the first year.

Response:  The requested language has been removed and the introduction to the Expense Example will appear as shown on Exhibit A to this letter.  Also, the expense example only reflects a fee waiver for the first year.

6.
Comment:  Confirm that the Fund’s potential use of short sales, as described in the Principal Risks of Investing in the Fund section, is disclosed under the Principal Investment Strategies of the Fund section.

Response: Short sales are currently disclosed in both the investment strategies and principal risks sections of the Summary section, as shown on Exhibit A to this letter.

7.
Comment:  In the Performance section, remove the following sentence: “The annual returns for the Investor Shares are expected to be substantially similar to the annual return for the Institutional Shares because the classes of shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the classes of shares do not have the same fees and expenses.”

Response: The extra sentence has been removed as shown on Exhibit A to this letter.

8.
Comment:  In the Average Annual Total Returns section, change the Fund’s reference from “Small-Cap” to “Mid-Cap”.  Additionally, add language after the index, to the extent appropriate, to indicate that the returns do not reflect fees, expenses or taxes.  Also, add a description for the additional index referenced.  Also, remove references to after-tax returns for the Fund’s Investor Shares.

Response: The Average Annual Total Returns section has been modified as requested and will appear as shown on Exhibit A to this letter.

9.	Comment: In the Management section, clarify Mr. Scarpa’s role with the Advisor and as a portfolio manager. Additionally, remove language regarding pending legal proceedings if there are none.

Response: The Management section has been modified as requested and will appear as shown on Exhibit A to this letter.

Capital Management Small-Cap Fund – Cover page of the Prospectus:

10.
Comment:  On the cover pages of the prospectus, remove the following sentences: “This prospectus (“Prospectus”) includes information about the Fund that you should know before investing. You should read this prospectus carefully before you invest or send money and keep it for future reference. If you have any questions or wish to reach Shareholder Services, please call 1-888-626-3863.”

Response: The extra sentences have been removed and the cover pages will appear as set forth on Exhibit B to this letter.

11.	Comment: Consistently disclose the primary and secondary investment objectives of the Fund on the cover page and in the Summary – Investment Objective section.

Response:  Disclosure regarding the investment objectives of the Fund has been modified so that the disclosure is consistent between the cover page and the Summary - Investment Objective section and will appear as shown on Exhibit B to this letter.

Capital Management Small-Cap Fund – Summary section of the Prospectus:

12.	Comment: In the introduction to the fee table, remove the sentence that reads: “There is no guarantee that the actual expenses will be the same as those shown in the table.”

Response: The sentence has been removed and the introduction to the fee table will appear as shown on Exhibit B to this letter.

13.	Comment: In the fee table indicate whether the Fund’s 12b-1 fee is for distribution or service fees or both.

Response: The fee table has been revised to indicate that the Fund’s 12b-1 fee is for both distribution and service fees and will appear as shown on Exhibit B to this letter.

14.
Comment:  Divide the current footnote to the fee table into two footnotes; one describing each Fund’s treatment of acquired fund fees and expenses and one describing each Fund’s expense limitation agreement. Additionally, remove any extra disclosure regarding potential renewals of the expense limitation agreement.

Response: The requested changes have been made and the footnotes to the fee table will appear as shown on Exhibit B to this letter.

15.
Comment:  In the introduction to the Expense Example, remove the following language: “(after giving effect to contractual fee waiver and expense reimbursement, which is expected to continue from year to year).”  Additionally, confirm that the expense example only reflects the fee waiver for the first year.

Response:  The requested language has been removed and the introduction to the Expense Example will appear as shown on Exhibit B to this letter.  Also, the expense example only reflects a fee waiver for the first year.

16.
Comment:  The Principal Investment Strategies of the Fund section indicates the use of derivatives. If this is a principal investment strategy, add a risk factor regarding potential risk of derivatives.  If the use of derivatives is not a principal investment strategy, the discussion regarding the use of derivatives should be moved to the statement of additional information.

Response: A risk factor for derivatives has been added to the Principal Risks of Investing in the Fund section and will appear as shown on Exhibit B to this letter.

17.
Comment:  In the Performance section, remove the following sentence: “The annual returns for the Investor Shares are expected to be substantially similar to the annual return for the Institutional Shares because the classes of shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the classes of shares do not have the same fees and expenses.”

Response: The sentence has been removed as shown on Exhibit B to this letter.

18.
Comment:  In the Average Annual Total Returns section add language after the index, to the extent appropriate, to indicate that the returns do not reflect fees, expenses or taxes.  Also, remove references to after-tax returns for each Fund’s Investor Shares.

Response: The Average Annual Total Returns section has been modified as requested and will appear as shown on Exhibit B to this letter.

19.	Comment: In the Management section, clarify Mr. Scarpa’s role with the Advisor and as a portfolio manager. Additionally, remove language regarding pending legal proceedings if there are none.

Response: The Management section has been modified as requested and will appear as shown on Exhibit B to this letter.

Notwithstanding the Staff’s comments, the Trust acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at 888-626-3863 or Thomas W. Steed, III, Esq. at 919-420-1832.  Thank you for your consideration.

Sincerely,

Capital Management Investment Trust
/s/  David F. Ganley

David F. Ganley
Secretary and Assistant Treasurer

cc:	Patsy W. Mengiste
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop S-5
Washington, DC 20549

Jeffrey T. Skinner
Kilpatrick Stockton LLP
1001 West Fourth Street
Winston-Salem, North Carolina 27101

Thomas W. Steed, III
Kilpatrick Stockton LLP
Suite 400
3737 Glenwood Avenue
Raleigh, North Carolina 27612